EXHIBIT 99.3
INFOSYS TECHNOLOGIES, LTD
Q1 07 PRESS CONFERENCE
JULY 12, 2006

CORPORATE PARTICIPANTS

Nandan Nilekani
Infosys Technologies - CEO, President and MD

Kris Gopalakrishnan
Infosys Technologies - COO and Deputy MD

Deepak Satwalekar
Infosys Technologies - Lead Independent Director

Mohandas Pai
Infosys Technologies - Member of the Board

V. Balakrishnan
Infosys Technologies - CFO

PRESS CONFERENCE PARTICIPANTS

Balaji
Rediff

Sumeet
Reuters

Chitra
Bloomberg

Srikant
Hindustan Times

Vijay
Zee

Bani
Good afternoon everyone. Welcome to Infosys Q1 quarter result press conference. We have with us Mr. Deepak Satwalekar, Lead Independent Director for Infosys who will make a special announcement today. We will get into the presentation on the financial performance by Nandan after the special announcement and this will be followed by a presentation by Kris on the company's operational performance. I would request you to raise your hands to ask a question and please give your name and the name of your publication. Over to Mr. Satwalekar.

Deepak Satwalekar
Good morning friends. Yesterday at the board meeting there was a decision taken. As you all know, Mr. Narayana Murthy turns 60 on 20 th August and as per the rules of Infosys, that is the age at which executives or executive directors retire. Mr. Narayana Murthy retires on 20 th August but the board felt that it is important for the company to continue to benefit from his experience and wisdom and therefore with effect from 21 st August, Mr. Murthy will be the Non-Executive Chairman of Infosys. It was also decided that he would continue in his role as Chief Mentor primarily on the basis that as Chief Mentor, he would now be responsible for really guiding the future talent and the future generation of leaders at Infosys. As Non-Executive Chairman of Infosys, we are hopeful that having shed the responsibilities of an executive office that he would now be able to devote more time to this challenging role to take Infosys to the next level. Thank you.

Nandan Nilekani
I would like to thank Deepak for coming in and making that special announcement. Now we will go to the normal part of this event which is talking about the performance of the Infosys group for the first quarter ended June 30 th 2006. This is the safe harbor clause, which you have been seeing for all these quarters. I will speak about the financial performance and then I will request my colleague Kris to talk about operational performance and some other human resources and so forth.

On the financial performance, on a year-to-year basis on Indian GAAP, our income has grown by 45.6% and PAT from ordinary activities has grown at 49.2% and on US GAAP, our year-to-year growth has been at 38.7% and net income has grown at 42.6%. The new clients added is 38 this quarter and the repeat business is at a high of 97% which is normally typical in the first quarter of a new financial year.

Our head count additions this quarter we added 8,097 employees, gross, which on a net basis was 5,694 and the period end headcount was 58,409. So we are on target and essentially we had said last time and we continue to be on target. We have said we will do 25,000 gross additions this year, 8000 in Q1, 7000 in Q2, and 10,000 in the second half of the year, so we are on schedule for that.

This is the highlight of the Indian GAAP consolidated balance sheet. The income for the quarter was Rs. 3,015 cr, which as you see, was a year-to-year growth of 45.6% and a sequential growth on a quarterly sequential basis of 14.9% or close to 15%. This was partly because of robust business growth as well as the depreciation of the rupee. The operating profit for the quarter was Rs. 889 crores, which was a improvement of 33.9% over the same quarter last year and the Profit After Tax after all exceptional items and minority interest, which is the interest in Progeon, was at Rs. 800 crores. So Rs. 800 crores was the net profit after all minority, all exceptional items. So I think that is pretty decent performance. And this was if you look at it on a year-to-year basis, was a growth of 50.4% and on a sequential basis, i.e. over Q4 of last financial year this was an improvement of 18.9% in terms of sequential growth of PAT Indian GAAP consolidated rupees.

On the balance sheet side, the total size of the balance sheet in crore was Rs. 7,851 which with net current assets of Rs. 5,000 crores on that. So that is the size of the balance sheet and you can see that this Rs. 7,851 total assets compares with Rs. 5,950 crores on the same day in the last year, this gives you a sense of the balance sheet.

With that I request my colleague Kris Gopalakrishnan to highlight some of the performance details.

Kris Gopalakrishnan
Thank you Nandan, and good afternoon to every one of you. Geographically Europe is seeing faster growth rate. So as you can see Europe is 26.2% of our revenues. Rest of the world, which includes Japan, Australia etc., is 8.4% of our revenues. Overall, geographically we have seen sequential growth in all the geographies, as a percentage Europe is growing faster.

Utilization is a healthy 76.1% excluding trainees, and including trainees it is 71.1%.

There is no material change in the ratio of Fixed Price versus Time and Material, it is around 27% Fixed Price and 73% Time and Material projects.

In onsite versus offshore there is a slight increase in onsite. In terms of effort, onsite is 33% of our revenue right now. This is to be expected when you have a faster growth clearly more number of project starts and more number of project starts onsite, then it gets transitioned back to offshore. It is also based on some of the business mix and things like that. From a revenue perspective onsite is about 50.5% and offshore is 49.5%.

We have now two $100 million relationships and eleven $50 million relationships compared to nine $50 million relationships last quarter. So clearly our large clients are growing. In fact we have seen 19% growth in the top five clients in this quarter, so we have seen significant growth in the large clientele. The top client is 5.8% of our revenue.

We have seen expansion in the clients, we have seen expansion in geographies, we have seen expansion in the different industry segments which we are operating with financial services, telecom, manufacturing showing significant growth rates. The number of clients added were 38. I won't go into the details of each one of them but you can see that we are re-engineering the EDA platform for a leading manufacturer, we worked on the supply chain excellence program for a life style company, for a US financial services conglomerate we are defining the product road map for corporate action, for a high tech distributor we are looking at Oracle ERP implementation and this is being done on a shared services model, which means that the same platform is used to support multiple clients, for a large specialty retailer we are developing a merchandise planning application. Finacle continues to do very well. A large Indian bank is deploying Finacle core banking across 600 branches. State Bank of India has successfully rol led out Finacle across its branches outside India including China, US, and Oman.

During the quarter Infosys filed 1 patent application. As of June 30 th we have filed 44 patent applications in India and abroad and the SET Labs, which is our research and development arm, is working closely with our clients to develop tools, technologies, architectures etc. especially in some of the emerging areas like services oriented architecture, high performance in grid computing, business process management etc.

From a human resources perspective, as Nandan Said, this is a quarter where we have added 8,097 employees of which 2,140 were employees with prior experience. We have currently 4.6 million or 46 lakh square feet under construction, which can accommodate an additional 16,250 employees across various locations in India and I am going to now hand it over to Mohandas Pai, who is the Director in-Charge of HR, to talk about the changes with the board.

Mohandas Pai
Thank you Kris. Folks you heard Deepak come and tell you that Narayana Murthy will be stepping down upon retirement when he turns 60. He set the rule. So he is the first person from senior management to make sure that all of us follow the rule in future and he will be appointed as an Additional Director with effect from August 21 because he was appointed as a whole time Director and when you step down from employment your directorship ceases and the board has resolved in view of his outstanding achievement and the fact that he has played a very seminal role in creating an industry in the country that he will continue to serve the corporation for the balance 5 years as Non-Executive Chairman and carry title of the Chief Mentor. He was the first person in India to hold the title of the Chief Mentor. I think in the whole emerging markets he is the first person to hold Chief Mentor, I don't know the OECD market whether somebody has held the role of the Chief Mentor. He proba bly is the first person in the world, then we had Singapore follow for S.M. Lee who became Senior Mentor. So I think he will continue to hold the title of Chief Mentor with effect from August 21.

We also have some more changes. Mr. Nandan M. Nilekani, who is currently the Chief Executive Officer, President and Managing Director of the corporation will be re-designated as Chief Executive Officer and Managing Director. The title of President will not be there for Mr. Nilekani. Mr. Gopalakrishnan, whom we fondly call as Kris, who is currently COO and Deputy Managing Director will be promoted and re-designated as President, Chief Operating Officer and Joint Managing Director with effect from August 21, 2006. We have always had two senior people leading the corporation. Narayana Murthy has stepped down. So we have two great leaders, Nandan and Kris, leading us. So on your behalf let me officially make this announcement and congratulate Kris. Congratulations Kris. Balaji please come. Now the outlook, Nandan.

Nandan Nilekani
Okay, let me wait for Balaji to sit down before I talk about, otherwise he may criticize me for something or the other. Thank you.

With your permission let me continue. So let me just briefly talk about the outlook. As you can see, we have revised the outlook both for the quarter and the year. So basically I am giving you the Indian GAAP consolidated outlook. We expect for the quarter ending September 30 th income is expected to be between Rs. 3,257 crores and Rs. 3,280 crores on a year-to-year growth basis this is a growth of 42% to 43%, and we expect for the same period that the earnings per share will be between Rs. 29.47 to Rs. 29.78, which is a year-to-year growth of between 32% to 33-34%, that is on the quarter. And for the full year ending March 31 st 2007, we expect income to be between Rs. 13,350 crores to Rs. 13,400 crores, which is a growth of 40.2% to 40.7%. So we are talking about 40% growth in rupee terms for the year on an annual income basis. And on the earning per share we expect the Earning Per Share to come in at about Rs. 125 per share, which we think is a growth of between 38.3% to 39.6%.

In dollar terms we are expecting the growth to be around 34.5% to 34.9% which means in dollar terms we are saying the revenues will grow from $ 2.15 billion to something like $ 2.92 billion.

Now let me come to the summary. I think as is obvious here, we have witnessed strong growth during the quarter. The growth has come about in the multiple areas, in telecommunication, in financial services, in manufacturing, in Europe. So there have been multiple engines of growth that have fuelled this growth. We have also seen an expansion of our top clients, we have had two clients whose revenue on a last 12-month basis has crossed $100 million. We continue to have 221 customers who give us more than $ 1 million dollars of business and we have 11 customers who on an LTM basis give more than $ 50 million as compared to 9 customers last quarter. So you can see there has been a all round growth and we have been saying time and time again that our growth is coming from a robust organic model. Our growth is coming because in the last few years we have built the brand, we have developed the client base, we have expanded the strategic accounts and we have built the required scale, execution capability, as well as the end-to-end service offerings to take advantage of the momentum seen in the market place. As you all know, we believe that we have created a new business model, a new execution model, which is faster, better and cheaper than our competitors which is why we continue to grow at these kind of growth rates even as their growth rates languish and I think this is really a disruptive business model and we represent the new as compared to the old.

On the employee side also we have seen great addition, we have a gross addition of 8,000 odd people in the quarter and as you can see our margins have been maintained. We had an impact of 3.3% on the margins because of employee wage cost and had an impact of 1.3% on margins because we invested more in visas because for visas there is a window when you have to make the applications and therefore we wanted to take full advantage of the window and we have invested. So that increased our impact on operating margin by about 1.3%. So the combined impact of this was 4.6%. At the same time, the rupee depreciation contributed an improvement of margin of 2.2% and some reduction in the depreciation on the capital side gave us a benefit of 2%. So there was a total benefit of 4.2% as opposed to a total negative impact of 4.6%. So the net impact was 0.4% on the margin. So in effect we invested in employees' welfare, we invested in visas and we were able to recover most of that because of the depreciation and reduced investment. So that is why the margins have been maintained and we expect that the margins will be maintained in the narrow band in the coming year.

With that we come to the end of our presentation and we will be happy to take questions from this august audience.

Male speaker
- ( speaker inaudible)

Bala
We have around $381 million of forward contract and options outstanding as of June 30 th. All of them have been marked to market at 45.87( phrase inaudible), which is the closing rate for the quarter

Sumeet
Sumeet from Reuters. Two questions for Nandan. What are the main reasons for revising the guidance for the full fiscal year? Do you see any risks going ahead in this fiscal year from the wage hike or the rupee-dollar fluctuations that can upset the guidance?

Nandan Nilekani
I think there are two reasons for the revision of the guidance upwards. One is of course the business performance we think is going to be more robust than what we had anticipated in April, which is reflected in the dollar guidance because we revised the dollar guidance from 28 - 30% to 35.4 - 35.9%. So that is the business growth dimension And also the rupee has depreciated against all the three major currencies - the dollar, the euro, and the pound and therefore that is contributing in addition to the growth and therefore the rupee growth is coming through at 40%. This is numbers that we stand by because when we give guidance we look at the business, so in that sense this has factored in all the factors that we talked about. We think that certainly we have done all the wage increases for the year. We have increased our offshore salaries 14-15%, we have increased our onsite salaries by 3%. We have already said that we are going to increase starting salaries on campuses next year from Rs. 2.4 to Rs. 2.7 lakhs and we have done other things to make sure that we create the right set of compensation initiatives. So that has been done so all that is factored and priced and costed into the model. The rupee volatility is an issue, but we believe that we have a hedging policy where we take forward covers for the next couple of quarters and we have mark to market policy. Whatever will happen will happen, we don't worry too much about it beyond our policy. So I think we have factored in that. There is one other issue which is whether the global economy will slow down and today the businesses with whom we talk to, find the businesses are growing very well. But the economist that we talk to worry about global imbalances, trade deficits, budget deficits all that good stuff. So we believe that even if there is a economic slow down, given the fact that our value proposition is something that gives customers faster, better and cheaper value and IT services, so we think that we will continue to be able to do well because essentially we are a defensive play in this environment.

Balaji I know you have asked a lot of questions and you are ....

Balaji
No, no, not lot, just 6-7.

Nandan
Okay I will answer 2-3 of your questions Balaji. First of all you have asked why is the board silent on Murthy's successor, when will it be decided - the company's new Chairman?

As a matter of fact the board has not been silent on this matter, and the board has clearly said that on August 21 st when Murthy steps down as the Executive Director and therefore as Executive Chairman he will join the board as a Non-Executive Additional Director and be Chairman of the board in a non-executive capacity and given his historic association with the company and the seminal role he has played we have invited him to continue to be Chief Mentor so that he can continue to mentor and motivate a new generation of leaders. So we have answered the question.

Balaji
That is what you don't have a Chairman per se hereafter.

Nandan
He is the Chairman of the board.

Balaji
But non-executive.

Nandan
Yes, but he is the Chairman of the board.

Balaji
In the non-executive capacity?

Nandan
Yes absolutely, so we have answered that question, so nobody is silent on this matter.

Coming to the second point, you have said while Gopalakrishnan was promoted and re-designated there is no mention about my promotion. So that is surprising.

Now I don't know what it is, is that Nilekani's promotion? All I can say is that the, I don't know why you want me to be promoted but anyway ....

Balaji
There is no promotion for you.

Nandan
Yeah, actually I have slimmed down, I have reduced one title and I think it is a well-deserved thing, I think Kris has played an enormous role in the success of this company and I think it is true recognition of his contribution and his future role in the company.

Balaji
- there is not much of a change in view of this Mr. Murthy retiring as a Chairman and becoming non-executive and you what do you call ....

Nandan
No, I think what it means is that ....

Balaji
There is no promotion for you, that is what I want to know.

Nandan
No, since this is a delicate topic, I will ask Mohan to answer this.

Mohandas Pai
There is a change. I think we should recognize that. Nandan is the senior most person in the company on a full time basis. Narayana Murthy was a senior most person. Narayana Murthy will not be the senior most person. So Nandan will be the senior most person, he is the leader for the entire management team. Earlier we had Mr. Narayana Murthy to look up to, now he will be playing a non-executive role, his role is limited in the corporation, Nandan will play the role that Narayana Murthy played within the corporation even though he does not carry the title of Chairman. Because an executive Chairman is a full time role, he is here all the time to look up to, we will have to walk into Nandan's room and trouble him like we troubled Narayana Murthy, and hopefully he will see that with very great affection and mentor all of us and make sure we do our work. So the responsibility has now devolved on him even though there is no change in title under the shedding of small title and because the responsibility is that much more greater the President title has gone to Kris as a promotion and Kris will be doing a greater part of the work that Nandan was doing earlier.

Balaji
During the AGM we were given to understand, we were made to even flag the news that a successor will be decided by the board on July 11 th or 12 th, whatever it is.

Mohandas Pai
Well right now he is a successor.

Balaji
Of course, the title is not there.

Mohandas Pai
Well, lets say we don't have an executive Chairman position now. We have a Chairman of the board, because earlier Mr. Narayana Murthy was Executive Chairman, Chairman of the Board, Chief Mentor. So his role is different, but he is a successor.

Nandan
Okay, I think we should give other people an opportunity. Anybody else has a question? Yes sir. You take a mike and also just introduce yourself. That will be nice.

Vijay
Can you tell me the breakeven of your China and Australia & New Zealand?

Nandan
I think Bala you want to just take that question in terms of the finances?

Bala
If you look at the standalone numbers, standalone our revenue was Rs. 2,867 crores, Progeon did around Rs. 127 crores during the quarter, China is still in the investment phase - they had a small revenue of Rs. 3 crores, Australia is Rs. 12.55 crores on a standalone basis. Most of the flow down work comes into Infosys and Consulting on a standalone basis was Rs. 4.4 crores. So overall, for the group, it is Rs. 3,014 crores, China and the Consulting are actually in investment phase, that are still incurring losses. China will take some more time. Consulting may breakeven in the next 3-4 quarters, but Progeon and Australia are profitable.

Female correspondent
This figure of goodwill, suddenly in 3 months it has gone up from $ 8 to $ 91 million, why?

Bala
Well during the quarter we brought out the Citi's stake in Progeon. Citi was holding 23% of Progeon on a fully diluted basis. we brought it out for Rs. 530 crores, that is reflected in the goodwill because when you take a minority stake in a subsidiary it will be reflected in your balance sheet as a goodwill, that is why there is increase.

Chitra
Chitra from Bloomberg. What is the narrow band within which EBIDTA margins will move for the next year or so?

Bala
If you look at the guidance, the guidance factors in the margin to be stable for the whole year. So on a full year basis the margins will be between 31-32%.

Male correspondent( speaker inaudible)
taken care of.

Bala
Well we have _ESOP_ cost of around a million dollar or so in income statement, that will continue.

Male correspondent
Visa.

Bala
Visa, okay. Visa we invested around $11 million this quarter. This is one of the largest investment we made because when we see incremental benefits on profit, we want to reinvest into business. So we have invested around $11 million in visas applying for some 3,500 visas. So this investment is to secure our future and growth.

Kris
On an ongoing basis there will be continued visa expenses because we have to renew visas and then we to also apply for visas for other countries. This is primarily for US.

Male correspondent
Nandan, you were talking about guidance, continuing on that point, would the blast of Bombay have any impact on India as an outsourcing destination?

Nandan
No, I don't think the blast will have an impact. I think obviously the blasts were a shameful tragedy and I don't think the innocent people of Bombay deserved anything of this type. So I think clearly it was a very bad act but we think it does not have any impact. First of all we have seen terrorism across the world, we have seen it in New York, we have seen it in London, we have seen it in Madrid, so it is a phenomenon that is in many countries and I think the resilience, the courage, the dynamism with which Bombay has sprung back today back to normal shows the enormous strength and fortitude of the people in Bombay and I think the India economic story, the India fundamentals will continue. So I think there is no impact at all from that sense. Of course it is a terrible and shameful act, which should be condemned.

Female correspondent
The government has announced Special Economic Zone policy 6 months earlier. Now how does it impact on your company and several smaller companies are complaining that big companies like you have already made the investments and therefore you stand to gain in respect to their own ( phrase inaudible) ...

Mohandas Pai
Well, the Special Economic Zone is against the interest of smaller companies. The Special Economic Zone is in favor of large companies, is in favor of people who have real estate business and is against the smaller companies because NASSCOM has said the rentals for smaller companies in SEZs have gone up. Earlier small companies could set up in the garages, most of the IT companies in this country which are big, like Infosys, came up as small companies, in very small places. The regulatory regime was very conducive for them to grow up. In future, the regulatory regime is not conducive, it is against small companies, it will stifle innovation and is not a good thing for the IT industry. Today if you want to be in SEZ to get the tax benefits, you have to go to a larger place and because it is very restricted and in a larger place the real estate developer will demand higher rents. It has already happened. NASSCOM has complained, and this is a serious matter of concern for t he whole industry.

Female correspondent
(speaker inaudible).

Mohandas Pai
Yes we have taken a proactive stand as a company which started as a very small company, was innovative and which grew because of liberalization. We have told the government that this is not good for the small scale industry. Wwe need an STP like regulatory regime to help this industry and to make sure that we can focus on growth, for example, in the last 6 months since we applied for the SEZ for Infosys, we have gone more times to Delhi to meet the government than we have done in the last 12 years when we had the STP.

Female correspondent
And the Government did not respond?

Mohandas Pai
No, because the process is so long. The process is so many meetings, the environment policy has come which is a big big minus for the industry. If you want to set up more than 100,000 square feet, you have to go through an environment assessment, you have to apply, it takes 9 months 12 months. There is a transaction cost and you have to go there and you have to spend time, it is enormously challenging for all of us. We never had to do this in the last 12 years and now we have to spend time in Delhi and government works at its own pace. So we need an STP like regulatory mechanism for the industry which has SEZ benefits for incremental investment, incremental employment, so that government's mandate to create incremental employment investment is done but an STP like thing where we go to the neighboring STP, they give us approval in 24 hours. Now we have to go to Delhi, multiple meetings, multiple applications, it is hell.

Female correspondent
But at the moment the (speaker inaudible) - you can convert it.

Mohandas Pai
No we are not converting, it is only incremental investment. It is not conversion, please.

Female correspondent
( speaker inaudible.)

Mohandas Pai
Yes, I mean it helps large companies like us, yes it is true, but we grieve for the smaller companies because our heart is for the smaller companies, even though we look very big to you, our heart is that of a small company.

Nandan
I think I knew, Balaji may be since you have inquired, we can just..., which of you want to answer a question here or you want to ask another question?

Balaji
Exhaust that first.

Nandan
If I have to exhaust this we will be here till 6 o'clock yaar.

Balaji
Koi bat nahin, hum 9 baze tak yahan hai, kya baat hai, ek hi baat hai.

Nandan
Okay, has the guidance been revised upwards due to dollar appreciation or on expectations of higher business in the remaining quarters?

For both obviously, I explained that to you earlier.

Then, as in the past, will you be revising the guidance again in October?

Male correspondent
( speaker inaudible) ritual.

Nandan
Ritual?

Male correspondent
(speaker inaudible.)

Nandan
No, we are not trying to make you go through any exercise.

Male correspondent
-

Nandan
I can't talk about October, I can only talk about July. Okay.

Male correspondent
(speaker inaudible.)

Nandan
I think may be since I have given him many questions, may be Imran or someone, anybody else who has a question? Yes sir.

Srikant
Srikant from Hindustan Times. Can you hear me?

Speakers
Yes.

Srikant
Okay. Last time when we met you said you have reached a saturation point in Bangalore because you cannot add any more seats. Kris just said 46 lakh square feet are being added across the country. Now how much of that is in Bangalore and do you still continue to face a wall every time you have to expand in Bangalore?

Mohandas Pai
Yeah, we have 385,000 which is an existing construction started some 12 months ago which is getting completed this quarter. Apart from that we don't have anything else in Bangalore. So the statement stands and of course we are trying to still acquire land, hopefully if we get a parcel of land shortly because we are in discussion with some few people. We are going through the process. Let us see what happens.

Male correspondent
( speaker inaudible) number of seats here in Bangalore?

Mohandas Pai
Yeah, seats are about 2,750 out of that. Out of the 16,000 seats only about 2750 are in Bangalore, and that is a great tragedy we keep talking about that if you want to be in Bangalore and you need to create a large number of jobs, obviously you need places (phrase inaudible)sort of a campus, you cant go to leased premises.

Male correspondent
(phrase inaudible) details of that approval given and about the Sarjapur?

Mohandas Pai
No sir.

Male correspondent
Because it is a fact that the committee has given the approval but there is no headway in that.

Mohandas Pai
Well the committee has given an approval. Now it is up to us to sign consent letters with the land owners and come with a proposal and obviously they are taking a lot of time because the market has got over heated and we are still in that process because the committee took a long time to give decision and the whole market has gone up, it has got over heated. So we have to see.

Vijay
Vijay from Zee. Mohan, you spoke about the number of trips that you have to make to Delhi. We find a lot of Chief Ministers making a lot of trips to your campus. Doesn't that help in sorting over this, especially when the Environment Minister is from the DMK and you had the Chief Minister....

Mohandas Pai
Well, we had Mr. Maran come here and we requested him and Mr. Karunanidhi that this is a big problem. Mr. Maran told us give me 2 or 3 weeks and we will solve this problem and we are hopeful that he will solve, he is our minister, a very young and dynamic minister. He has promised us that he will solve it. We do hope that he will solve it. We have taken it up with the Prime Minister. Narayana Murthy has met the Prime Minister and has requested and pointed out that we will comply with all environment requirements, there is no doubt about that. We are good corporate citizens. We are ISO 14001 certified but we need a process whereby you lay down the guidelines and say you comply with all this and give a self certificate but go ahead and don't stop. So we are willing for that. Of course, that is the way the whole world works and we are not a polluting industry. It is like a house, you don't pollute in your house, there is a minimum you do, you need to do certain things in yo ur house, right. You cant avoid that, we are human beings, but apart from that there is nothing else, so it is a big challenge.

Female correspondent
Why is this big difference between Hubli and Mangalore? Why is that Hubli is lagging behind? I am just taking as an example as what is lagging there?

Mohandas Pai
Well Mangalore has better infrastructure, better connectivity, the education base is good in Hubli too but Mangalore has had it longer historically, its a port city and there is a airport which has been there for a long period of time and I think government needs to invest substantially in Hubli, give them an allocation, build up infrastructure. Not that we have succeeded in Mangalore in a big way because we went there in 1995 and we only got a SEZ now in 2005, till then we tried to get some piece of land to expand, we could not expand and nobody helped us. So we are pioneers because we took a decision in 1995 but for being pioneers we are not rewarded and nobody came to our help to give us set up a campus and make an investment, government has not been proactive in Mangalore. It just happened that we went to Mangalore first, that is all.

Male correspondent
(speaker inaudible).

Mohandas Pai
We are waiting for the government to come back with an offer.

Male correspondent
Mr. Pai you have been quoted on camera as well as in print saying because the Chief Minister of Andhra Pradesh that Hyderabad will be your largest campus and when the Tamil Nadu Chief Minister came to your campus in Bangalore, you were quoted as saying that Chennai will be the largest Infosys campus. What exactly are you up to?

Mohandas Pai
No I think it all depends. See our ambition is that the new campus will be always better than the old campus. Chennai commitment was made about 2 years ago. Right now it is on way to become the largest campus because we have the land and we are growing there. Hyderabad is the next destination and we hope that Hyderabad will be larger than Chennai because it is the later one. And tomorrow if we grow somewhere faster, that could be bigger. So it is for the moment.

Male correspondent
Does these kind of statements, has it helped you in getting procedural delays covered up in Karnataka?

Mohandas Pai
No, it does not. We get still struck in the same thing. I mean I do not know what has improved.

Male correspondent
(phrase inaudible) capex for the full fiscal year, $350-400 million are likely to be invested?

Mohandas Pai
We have about $70 million for technology and balance is for that 5 million square feet that we are building along with the interiors and everything else.

Female correspondent
I understand Mr. Murthy was a large part of the reason why Infosys has always held on to so much cash on its balance sheet. Now that he is no longer an executive, will that change, I mean you are still trying to sit on that much cash or invest it in some (phrase inaudible).

Nandan
No, I think the Infosys' philosophy whether it is on cash, or business, or human resources, or values, I think is a broadly agreed, where there is broad degree of consensus among the management team, where there is a constancy of purpose. So, I think these are not the decisions that you take based on who is there and who is not there.

Male correspondent
(speaker inaudible).

Nandan
But not everybody has a loud ....

Male correspondent
(speaker inaudible).

Nandan
Yeah correct. I think it is an excellent strategic question Balaji. I think we have said that for Infosys, acquisition is not a substitute for growth. In other words, it is not our intention to substitute for fact organic growth is anemic. We believe that organic growth is fundamental to our business model because our business model, as explained earlier, is about doing things faster, better, and cheaper in a new kind of way and therefore you cannot buy the old legacy firms and grow, then it will be a complete contamination of what we are doing. So clearly the growth will not come from acquisition of large legacy firms. Having said that, we are clear about our future directions, which is to build the next generation IT services company, which combines the best of global delivery with the best of business consulting; and towards that extent, if we need to make an acquisition because organic growth is not fast enough in terms of capability building so that we enter into new mar ket or get a new set of service offerings or get into a new vertical, then we will certainly look at acquisitions. So for us acquisitions are required to achieve a strategic intent but acquisitions are not a substitute for robust organic growth.

Male correspondent
(speaker inaudible)

Nandan
Yeah, it could be domain expertise, a particular market entry, it could be a service offering, it could be 200 consultants, one of those things.

Yeah, anybody else? Are we done?
Okay, so if there are no other questions, I would like to thank all of you and I would like to request Bani to close the event.

Bani
Thank you everybody.

Male correspondent
One or two of my crucial questions were left there,

Bani
Can we take them offline sir?

Male correspondent
No sorry, there is no offline.

Nandan
No, offline means only you will get the answer otherwise everybody will get the answer.

Male correspondent
Welcome.

Nandan
Theek hai . Bala, just answer his questions.

Bala
Question #6. Why Infosys' standalone income is Rs. 28.67 billion, contribution of subsidies appears to be meager of Rs. 1.48 million?

It is because some part of the revenues of Infy Australia comes in Infosys because all the Global Delivery Model work of Infy Australia come into Infosys and rest of the subsidiaries are small except Progeon, that is why you do not see the impact on the group because of the subsidiaries. Over a period of time, it will change.

Next question. However net profit of parent company is 805 crores but the consolidated profit is 800 crores.

It is because both China and Consulting subsidiaries are in the investment phase, still they are making losses. China made a $2 million of loss, Consulting made a $4 million loss. We are still absorbing that loss and allowing them to grow. That is why the group profit is less than the standalone profit.

On the last question, I will ask Mohan to answer.

Mohandas Pai
Yeah Sarjapur land I answered it that we still have to acquire the land. We are negotiating with the landowners, and hopefully we could see something. We are near the end of the negotiation.

Male correspondent
(speaker inaudible).

Mohandas Pai
Bangalore is the largest campus right now. For tomorrow, we do not know. It all depends where we grow faster. We are committed to Bangalore. We want to grow in Bangalore despite all these traffic, we are committed. We are head quartered in Bangalore. We are committed. We have made large investments in Bangalore. But the dice is falling elsewhere. So we hope that we will be able to do more in Bangalore.

Male correspondent
(speaker inaudible).

Kris
That's right, the global IT services industry is showing signs of stronger growth. Yes, the number of clients added is 38. We have 469 total number of clients. We have seen actually growth in some of the existing clients this quarter. We have two $100 million relationships. We have 11 $50 million relationships. So all of these have grown. As I said in my presentation, we have seen 19% growth in our top five clients this quarter. So clearly, the buoyancy in the market is increasing the offshore spending and it is being reflected in the growth in income from our clients.

Male correspondent
(speaker inaudible).

Kris
It is sequential.

Bani
Thank you everybody. Please join us for lunch outside.